

Mail Stop 4720

November 2, 2016

Mr. Vishal Savadia
Head of Capital Issuance & Structuring
Lloyds Banking Group plc
25 Gresham Street
London, EC2V 7HN
United Kingdom

> **Re:** **Lloyds Banking Group plc**
> **Registration Statement on Form F-4**
> **Filed October 7, 2016**
> **File No. 333-214016**

Dear Mr. Savadia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John W. Banes, Esq.